Exhibit 3.3
AMENDMENT NO. 1 TO THE SECOND AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF
DELEK LOGISTICS PARTNERS, LP

    This Amendment No. 1 (this “Amendment”) to the Second Amended and Restated Agreement of Limited Partnership of Delek Logistics Partners, LP (the “Partnership”), dated as of August 13, 2022 (as amended to the date hereof, the “Partnership Agreement”), is hereby adopted effective as of February 26, 2023 by Delek Logistics GP, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership.
RECITALS
    WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement provided such change does not adversely affect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests in any material respect; and
    WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests in any material respect.
    NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:
1.    INTERPRETATION
    This Amendment is made and delivered pursuant to the Partnership Agreement. Except as otherwise provided herein, capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Partnership Agreement.
2.    AMENDMENTS TO PARTNERSHIP AGREEMENT
    2.1    Clause (a)(ii) of the definition of Available Cash in Section 1.1 of the Partnership Agreement is amended to read in its entirety as follows:
    (ii) if the General Partner so determines, all or any portion of additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) (A) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter or (B) available to be borrowed as a Working Capital Borrowing as of the date of determination of Available Cash with respect to such Quarter (even if not actually borrowed until the date on which the distribution of Available Cash with respect to such Quarter is paid); less
3.    GENERAL
    3.1    Full Force and Effect. Except to the extent specifically amended herein or supplemented hereby, the Partnership Agreement remains unchanged and in full force and effect, and this Amendment will be governed by and subject to the terms of the Partnership Agreement, as amended by this Amendment.

Exhibit 3.3
    3.2    Governing Law. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.
    3.3    Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
    IN WITNESS WHEREOF, the General Partner has caused this Amendment to be duly executed as of the date first written above.

GENERAL PARTNER:

DELEK LOGISTICS GP, LLC

By:	/s/ Reuven Spiegel
Name:	Reuven Spiegel
Title:	Executive Vice President & Chief Financial Officer

By:	/s/ Denise McWatters
Name:	Denise McWatters
Title:	Executive Vice President, General Counsel and Corporate Secretary

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